[GENERAL MILLS LETTERHEAD]

Trevor V. Gunderson

Vice President, Deputy General Counsel

Law Department

Telephone: (763) 764-5324

Facsimile: (763) 764-5324

March 18, 2020

VIA EDGAR

Ms. Heather Clark

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	General Mills, Inc.

Form 10-K for Fiscal Year Ended May 26, 2019

Filed June 28, 2019

File No. 001-01185

Dear Ms. Clark:

We note from your comment letter dated February 26, 2020, regarding the above-referenced filing of General Mills, Inc., that you have requested a response to your comments within ten business days. To ensure that we have adequate time to prepare a thorough and complete response, we propose to provide you with our response by April 1, 2020.

If you have any concerns or questions regarding our proposed schedule, please contact me at the telephone number listed above.

Very truly yours,

/s/ Trevor V. Gunderson

Trevor V. Gunderson

cc:	Ms. Melissa Raminpour